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March 31, 2022

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549

Attn: Ryan Lichtenfels and Erin Jaskot

Re:	Primech Holdings Pte. Ltd. Amendment No. 1 to Draft Registration Statement on Form F-1 Submitted January 18, 2022 CIK No. 0001891944

Dear Mr. Lichtenfels and Ms. Jaskot:

On behalf of our client, Primech Holdings Pte. Ltd., a Singapore company (the “Company”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) with respect to the above-referenced Draft Registration Statement on Form F-1 submitted on January 18, 2022 (the “Draft Registration Statement”) contained in the Staff’s letter dated February 2, 2022 (the “Comment Letter”).

The Company has publicly filed a registration statement on Form F-1 (the “Registration Statement”) accompanying this response letter, which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Registration Statement.

Amendment No. 1 to Draft Registration Statement on Form F-1 submitted January 18, 2022

Use of Proceeds, page 40

1. To the extent the proceeds listed in this section are not sufficient to fund all of the proposed purposes, please indicate the order of priority of such purposes, as well as the amount and sources for the other funds needed. Please also indicate the status of your planned investments in companies in the EV charging business, including whether you have identified such companies and whether you intend act as a minority investor or your intent is to acquire and operate these companies. See Item 3.C. of Form 20-F.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 12-13, 19 and 41 of the Registration Statement.

2. You note that you will use proceeds to establish a team to build your own “internet of things system, software, and robots.” However, we do not see discussion of these plans elsewhere in the prospectus, particularly with respect to the internet of things. Please expand upon your plans to build such items, the use of such items, and the current status of development.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 41 and 73 of the Registration Statement.

Our Contracts and Portfolio, page 71

3. You note that revenue from Changi Airport was approximately $5.2 million in FY 2020, but under your current contract you expect to generate US$2.0 million “on a yearly basis.” Please indicate whether the US$2.0 million is the amount you expect to generate in FY 2021. Please also explain the decrease from FY 2020 to FY 2021 given that COVID-19 was prevalent in both 2020 and 2021. Please indicate whether you have any indication as to the renewal of your contract with the Changi Airport, as we note that the contracts currently extend only through October 31, 2022 and February 28, 2023. To the extent that renewal is uncertain, please revise here and elsewhere as appropriate to explain the impact on your financial condition if the contract is not renewed.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 79 and 81 of the Registration Statement.

Financial Statements, page F-1

4. Please update your financial statements in accordance with Item 8.A.5 of Form 20-F.

Response: The Company’s Financial Statements have been updated through September 30, 2021.

Combined Statements of Changes in Shareholders’ Equity, page F-5

5. We have reviewed your response to comment 4 noting the dividends declared to the parent company were primarily to offset amounts due to the parent from the respective subsidiaries. Please tell us how the amount of the dividends was determined and whether you were obligated to pay these dividends pursuant to agreement with the subsidiaries. In addition, please tell us how you considered the guidance in SAB Topic 1:B.3.

Response:

The former subsidiaries of the parent company  transferred funds to the parent company via dividends as repayment of advances made to the subsidiaries. The amount of the dividends were determined as approximating the balance of previous advances of funds to the subsidiaries by the parent.

SAB Topic 1:B.3. concerns the Staff’s position with respect to dividends declared by the subsidiary subsequent to the balance sheet date. SAB Topic 1:B.3. states that dividends declared by a subsidiary subsequent to the balance sheet date either be given retroactive effect in the balance sheet with appropriate footnote disclosure, or be reflected in a pro forma balance sheet. In addition, if dividends are to be paid from the proceeds of an offering, or the dividend exceeds the company's earnings for the most recent 12 months, SAB Topic 1:B.3 requires that pro forma EPS (earnings per share) data giving effect to the number of shares whose proceeds are to be used to pay the dividend be presented.

The Company acknowledges the Staff’s comments and has revised the disclosure of pages F-43 of the Registration Statement. The Company has declared dividends amounting to $226,263 between March 31, 2021 and September 30, 2021. No dividend has declared since September 30, 2021, the latest balance sheet date, and through the date of this response. The Company does not intend to use any proceeds from the offering to make distributions or dividends to the parent. Accordingly, the Company does not believe that any retroactive effect to its March 31, 2021 balance sheet pursuant to the guidance of SAB Topic 1:B.3 is required.

The Company’s board would take into account the following factors pertaining to its respective subsidiaries when considering the declaration and payment of dividends to the parent company:

1.	Financial results and the post-acquisition retained earnings stated in the management accounts of respective subsidiaries;
2.	Cash flow situation;
3.	Future operations; and
4.	Capital requirements and expenditure plans.

There were no agreements between respective subsidiaries and parent company to treatise the dividend payments.

General

6.  Please revise throughout your prospectus to clarify your current involvement in, and plans for entering, the EV charging business. For example, where you discuss your participation in a consortium that was awarded a pilot tender to develop and operate EV charging infrastructure in 150 car parks, please explain how this relates to your current services business, if at all. In particular, please explain what it means that you are providing input on “areas that our current projects are located,” as it is unclear what current projects you are referring to. Please also explain your reference to your EV fleet, as it is unclear if this relates to vehicles or instead to the ride-on machines and autonomous cleaning machines referenced on page 63. To the extent it does not relate to vehicles, please explain how you plan to integrate your EV fleet into this EV charging infrastructure. Please also disclose the timeline for this project, the expected benefits or obligations, and any amount that you have to pay to the government or other parties in relation to this project. Please also file any agreements with the members of the consortium as exhibits to the registration statement, or otherwise tell us why you are not required to do so.

Response: The Company acknowledges the Staff’s comments and has revised the disclosure on pages 19, 73 and 77 of the Registration Statement. The Company respectfully submits that since the Company has no financial commitment to the consortium, and the Company’s role is limited to providing advice to the consortium during the bidding process, the consortium agreement shall not be deemed as a material agreement of the Company and is not required to be filed as an Exhibit.

We believe that our limited role in the consortium and in the EV charging or conversion business generally does not constitute a material portion of our current or future business objectives, and therefore we have revised the relevant disclosure as to the consortium and to the EV charging or conversion business in the Registration Statement, and we also therefore believe that filing the consortium agreement as an Exhibit is not necessary.

Please do not hesitate to contact Lawrence Venick at (310) 728-5129 or Ted Paraskevas at (917) 974-3190 of Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP

cc: Mr. Ken Ho

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